

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2011

Via E-mail
Woosun Jung
Chief Executive Officer
2-Track Global, Inc.
716 Newman Springs Road, Ste. 307
Lincroft, NJ 07738

> **Re: 2-Track Global, Inc.**
> **Amendment No. 1 to Preliminary Information Statement on Form 14C**
> **Filed August 29, 2011**
> **File No. 000-50168**

Dear Mr. Jung:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                           Sincerely,

                                           /s/ Loan Lauren P. Nguyen

                                         Loan Lauren P. Nguyen
                                         Special Counsel

cc (via E-mail): Roger D. Linn, Esq.